FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X

    Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

March 7, 2003

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	16,974,028
ADD:	Stock Options Exercised	48,500
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	17,022,528

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				967,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised
Mar.16/98	Susan Bertie	Mar.15/03	$4.35	(2,000)
Mar.16/98	Janet Rivera	Mar.15/03	$4.35	(2,000)
Mar.16/98	Julio Chavez	Mar.15/03	$4.35	(2,000)
Mar.16/98	Javier Salas	Mar.15/03	$4.35	(10,000)
Mar.16/98	Richard Petersen	Mar.15/03	$4.35	(7,000)
Mar.16/98	Robert Rollings	Mar.15/03	$4.35	(1,500)
Mar.16/98	Parkash Athwal	Mar.15/03	$4.35	(2,500)
Nov.24/98	Charlie Cheng	Nov. 23/03	$5.70	(1,500)
Aug.2/02	Charlie Cheng	Aug. 1/07	$2.99	(5,000)
Nov.24/98	Sun Li	Nov. 23/03	$5.70	(5,000)
Oct.8/98	Thomas W. Beattie	Oct.7/03	$3.90	(10,000)
			SUBTOTAL	(48,500)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,523,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		0
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of March 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	April 7, 2003

RESULTS OF DRILL HOLE B02-01

BOKA GOLD PROJECT-YUNNAN PROVINCE, CHINA

March 7, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results for the first drill hole (B02-01) from the Boka 1 North area have been received. Boka 1 North is part of an extensive gold mineralization system extending from Boka 11 in the north to Boka 7 in the south. This mineralized system extends for 5.5 kilometres in a north–south direction and is defined by a very strong gold in soil anomaly and more than 200 tunnels have been excavated in the mineralized zone at various levels along the entire trend. The most extensive tunnelling is evidenced at Boka 1 North and South along a strike length of 1.8 kilometres. This 5.5 kilometre gold system may be much more extensive as a second gold in soil anomaly has been defined by the Company extending to the south and southwest for a further 20 kilometres. The present drilling program is testing the continuity along strike and downdip of the Boka 1 gold mineralization at a drill spacing of 200 metres.

Drill hole B02-01 was drilled at an azimuth of 245 degrees and an inclination of 75 degrees. The hole returned a weighted average grade of 2.9 grams per tonne gold over 116.45 metres within the interval of 39 metres to 155.45 metres and included 25.6 metres of 4.2 grams per tonne gold from 39 metres to 64.6 metres, 8.34 metres of 3.7 grams per tonne gold from 70.96 metres to 79.30 metres and 27.05 metres of 3.1 grams per tonne gold from 128.4 metres to 155.45 metres. The entire mineralized intersection was in oxide material and is 80 metres downdip of the existing tunnels. The mineralization is dipping at approximately 30 degrees to the east and the intersection from drill hole B02-01 is believed to represent the true width of the zone at this location.

Drill holes B02-02 and B03-03 have been logged and sampled and core samples are presently being prepared at Langfang Laboratories, China. Once prepped the pulps will be flown to ALS Chemex in Vancouver for screen fire assay. Drill holes B03-02A, B03-04 and B03-05 are in progress. There are presently three drill rigs operating at Boka and the Company is planning to add a further two drill rigs due to slow drilling in broken ground related to the intense deformation and brecciation that characterizes the mineralization.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulfide breccia (HSB) zones hosted by carbonaceous sediments and, in places, gabbro. The HSB zones have been observed in tunnels XG-13 and XG-15 and previously released results have shown this mineralization to be high grade. The same HSB type material has been intersected in drill holes B03-02A and B03-04.  The general trend of the Boka gold mineralization is north-south, shallow dipping to the east and confined to a highly sheared carbonaceous slate unit. Although the structure is complicated, the mineralization is in general stratabound as interpreted from the drilling to date.

Results of further drill holes will be released when available. The Company is investigating various options to expedite the sample processing procedures, including having an independent qualified prep lab on site at Boka.

The Company is also collecting two 500-kilogram samples of both oxide material and sulphide material to be shipped to Lakefield Research in Ontario, Canada for preliminary metallurgical studies. The oxide material is being collected from the Company’s deep exploration tunnel KD24-13. This exploration tunnel is currently 270 metres long and has intersected oxide mineralization some 300 metres below surface.

Boka is a very large and robust mineralized system that will require extensive drilling to define the limits of the mineralization.

Maps with drill hole locations are available at the Company’s website www.swgold.com.

In February 2003 Stewart Winter, P.Geol, P.Eng, an independent qualified person, examined and sampled the mineralization at Boka 1. His report will be filed with SEDAR early next week.

The Boka project is a Sino-Foreign Cooperative Joint Venture between the Company and Team 209 of the Nuclear Industry of Yunnan Province, China. Southwestern can earn a 90% interest by spending US$ 4 million over 4 years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories. Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC. ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

                                        Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

Letter Agreement Signed with Chengdu Institute Covering 900 Square Kilometres

Sichuan Province, China

March 18, 2003

Vancouver, BC - Southwestern Resources Corp. (SWG-TSX) is pleased to announce that on February 27, 2003 the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development (Chengdu EGMR) covering two areas aggregating approximately 900 square kilometres northwest of Southwestern’s Boka Gold Project, Yunnan Province.  The areas are underlain by the same carbonaceous slate units hosting the Boka gold mineralization and contain numerous copper-gold and gold occurrences within the same geological environment as Boka.  The majority of the 900 square kilometre area is open and the partners have submitted exploration concession applications covering 330 square kilometres with a further 570 square kilometres to be applied for immediately.  The areas have not been extensively explored for gold mineralization.

Under the terms of the agreement, Southwestern will initially evaluate the areas and form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR.  By contributing US $2 million within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company.  By contributing a further US $1 million in the third year, Southwestern will earn a further 10% interest in the Cooperative Company, and thereafter contributions to the Cooperative Company will be made pro rata, 80% by Southwestern and 20% by Chengdu EGMR.

If Chengdu EGMR does not contribute then Southwestern has the right to earn a further 10% by completing a feasibility study on one deposit.  Once the feasibility study is completed, the parties will contribute on a 90% Southwestern, 10% Chengdu EGMR basis.  The agreement is subject to regulatory acceptance.

Southwestern is presently evaluating the Boka Gold Project, Yunnan Province using three drill rigs and plans to increase the number of drill rigs to five.  The Company is evaluating a 5.5 kilometre long gold zone at Boka.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

ANNUAL AND SPECIAL MEETING

March 19, 2003

Vancouver, B.C. - Southwestern Resources Corp. (SWG-TSX) announced that all shareholders of record as at April 22, 2003 will be entitled to receive notice of and to vote at the Annual and Special Meeting of shareholders of the Company, to be held at 10:30 a.m. on Thursday June 5, 2003 at the Four Seasons Hotel, Vancouver, B.C.

For more information, please contact:

Thomas W. Beattie, VP, Corporate Development

Southwestern Resources Corp.

1650–701 W. Georgia St., Vancouver, B.C. V7Y 1C6, Canada

Tel. (604) 669-2525   Fax (604) 688-5175

www.swgold.com  email:  info@swgold.com